# BERUSCHI & COMPANY

Barristers & Solicitors



03024615

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

July 8, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549



**Attention: Office of International Corporate Finance**

Dear Sirs:

**Re: Pacific Topaz Resources Ltd. (the "Issuer")**
**Filing of documents under Section 12g3-2(b),** ***Securities Act*** **of 1934**
**File No. 82-1285**

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since July 31, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of February 21, 2002.

B. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

C. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended November 30, 2002 with relevant Quarterly report on BC Form 51-901F

D. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended August 31, 2002 with relevant Quarterly report on BC Form 51-901F

dle 7/8

- copy of unaudited financial statements for the period ended February 28, 2003 with relevant Quarterly report on BC Form 51-901F

E. Copies of news releases issued during the relevant period.

F. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**BERUSCHI & COMPANY**

**PER:** 

**GWEN WEGNER**
Paralegal

Enclosures

## ADVANCE NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

| | | |
|---|---|---|
| Auterra Ventures Inc. | - | August 28, 2003 |
| B2B Solutions Inc. | - | April 30, 2003 |
| Ballad Ventures Ltd. | - | June 26, 2003 |
| Buck Lake Ventures Ltd. | - | June 25, 2003 |
| Cora Resources Ltd. | - | April 30, 2003 |
| International Alliance Resources Inc. | - | March 28, 2003 |
| Maximum Ventures Inc. | - | March 27, 2003 |
| Pacific Topaz Resources Ltd. | - | May 29, 2003 |
| Pierre EnTerprises Ltd. | - | September 30, 2003 |
| Primo Resources International Inc. | - | December 16, 2003 |
| Regent Ventures Ltd. | - | March 31, 2003 |
| Strikezone Minerals Ltd. | - | April 30, 2003 |

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

**DATED** at Vancouver, British Columbia, this 28th day of January, 2003.

**BY THE ORDER OF THE BOARD OF DIRECTORS**
**OF EACH RESPECTIVE COMPANY**

# PACIFIC TOPAZ RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886


## NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Pacific Topaz Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

| | | | |
|---|---|---|---|
| 1 | CUSIP Number | : | 694933 10 2 |
| 2 | Meeting Type | : | Annual and Special General |
| 3 | Meeting Location | : | Vancouver |
| 4 | Meeting Date | : | May 29, 2003 |
| 5 | Record Date for Notice | : | April 22, 2003 |
| 6 | Record Date for Voting | : | April 22, 2003 |
| 7 | Beneficial Ownership Determination Date | : | April 22, 2003 |
| 8 | Class of Securities Entitled to Receive Notice and Vote | : | Common |
| 9 | Business Type | : | Routine and Non-Routine |

DATED AT VANCOUVER, BRITISH COLUMBIA, this 22nd day of April, 2003.

Sincerely,

**PACIFIC TOPAZ RESOURCES LTD.**

**PER:** ***"Raymond Roland"***

**RAYMOND ROLAND**
Director

**PACIFIC TOPAZ RESOURCES LTD.**

03 ... 7:21

**NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING**

**NOTICE IS HEREBY GIVEN** that the Annual and Special General Meeting of the Members of **PACIFIC TOPAZ RESOURCES LTD.** (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 on May 29, 2003 at the hour of 10:00 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended November 30, 2002 and the report of the auditor thereon;

2. To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To elect Directors for the ensuing year;

5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

7. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's registered office at #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 24th day of April, 2003.

**BY ORDER OF THE BOARD OF DIRECTORS**

"*Dr. Marvin G. Palmer*"
DR. MARVIN G. PALMER
President

# PACIFIC TOPAZ RESOURCES LTD.

#501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819

## INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 24, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON MAY 29, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Pacific Topaz Resources Ltd. (the "Company") for use at the Annual and Special General Meeting of Members to be held on May 29, 2003 and at any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

### ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on January 30, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

### APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE COMPANY'S REGISTERED OFFICE AT #501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

### VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

### VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 24, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting.

As at the record date, 7,481,413 shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

| Name | No. of Voting Securities | Percentage |
|---|---|---|
| Dr. Marvin G. Palmer | 1,354,761 | 18.11% |
| Raymond Roland | 938,334 | 12.54% |

**ELECTION OF DIRECTORS**

Previously at an Annual General Meeting of Members, the number of positions on the Company's Board of Directors had been fixed at five.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

| NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY | PRINCIPAL OCCUPATION | PERIOD SERVED AS DIRECTOR | APPROXIMATE NUMBER OF VOTING SECURITIES * |
|---|---|---|---|
| **Dr. Marvin G. Palmer**<br>Kennewick, Washington<br>President and Director | Eye Physician and Surgeon | April 5, 1990 to date | 1,354,761 |
| **Neil Palmer**<br>Kennewick, Washington<br>Secretary and Director | Optical Outlet Owner | November 20, 1990 to date | Nil |
| **James Boyce**<br>North Vancouver, B.C.<br>Director | Owner and Operator, Computer Technology Business | May 31, 1996 to date | 711,110 |
| **John Rizzuti**<br>Victoria, B.C.<br>Director | School Principal since July 1983 | February 23, 1999 to date | 88,889 |
| **Raymond Roland**<br>Vancouver, B.C.<br>Director | President of Roland Financial Services Ltd.; Buck Lake Ventures Ltd.; Auterra Ventures Inc. and International Alliance Resources Inc.; Director and CFO of Ballad Ventures Ltd. | August 31, 1999 to date | 938,334 |

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, except Dr. Marvin G. Palmer and Neil Palmer, who are ordinarily resident in the United States of America.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Dr. Marvin G. Palmer, James Boyce and Raymond Roland are the three current Directors elected by the Board of Directors of the Company to the Audit Committee. The Board of Directors has not appointed an Executive Committee.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

### Summary of Executive Compensation

Dr. Marvin G. Palmer became the President and Chief Executive Officer of the Company on April 5, 1990. The following table discloses annual salary and bonus compensation and long-term compensation received by Dr. Palmer (the "Named Executive Officer") during the financial years ending November 30, 2000, 2001 and 2002, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Other Annual Compen-sation ($) (e) | Securities Under Options/ SARs Granted (#) (f) | Restricted Shares or Restricted Share Units ($) (g) | LTIP Payouts ($) (h) | All Other Compen-sation ($) (i) |
| **Dr. Marvin G. Palmer** President and C.E.O. | 2002 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2001 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2000 | Nil | Nil | Nil | 10,000 | Nil | Nil | Nil |

### Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

### Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at November 30, 2002.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name<br><br>(a) | Securities Acquired on Exercise (#)<br><br>(b) | Aggregate Value Realized ($)<br><br>(c) | Unexercised Options/SARs at FY-End (#)<br><br>Exercisable/ Unexercisable<br>(d) | Value of Unexercised in the Money Options/SARs at FY-End ($)<br><br>Exercisable/ Unexercisable<br>(e) |
|---|---|---|---|---|
| **Dr. Marvin Palmer** | Nil | N/A | Nil | $Nil |

**Termination of Employment or Change of Control**

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended November 30, 2002 or the current financial year in view of compensating him in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

**Compensation of Directors**

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at November 30, 2002.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name<br><br>(a) | Securities Acquired on Exercise (#)<br><br>(b) | Aggregate Value Realized ($)<br><br>(c) | Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable<br><br>(d) | Value of Unexercised in the Money Options/SARs at at FY-End ($) Exercisable/ Unexercisable<br><br>(e) |
|---|---|---|---|---|
| Non-executive Directors as a group | Nil | N/A | Nil | $Nil |

## MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd., whereby Selkirk Angler's Guide Service Ltd. is engaged to perform management services at a fee of $2,500 per month. Selkirk Angler's Guide Service Ltd. is at arm's length to the Company.

## INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended November 30, 2002 other than in the ordinary course of business or in circumstances where the indebtedness has been entirely repaid on or before the date of this Information Circular.

## APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

### Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

### Related Party Transactions

During the financial year ended November 30, 2002, the Company did not enter into any transactions with Directors or former Directors of the Company or companies controlled by Directors or former Directors of the Company.

## PARTICULARS OF MATTERS TO BE ACTED UPON

### Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions

applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

**CERTIFICATE**

*The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.*

Dated at Vancouver, British Columbia, as of the 24th day of April, 2003.

**PACIFIC TOPAZ RESOURCES LTD.**

*"Dr. Marvin G. Palmer"*
DR. MARVIN G. PALMER
Chief Executive Officer and Chief Financial Officer

# FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **PACIFIC TOPAZ RESOURCES LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON MAY 29, 2003.

The undersigned, a registered Member of the Company, hereby appoints Dr. Marvin G. Palmer, or failing him, Raymond Roland, both Directors of the Company, or instead of either of them ____________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Members of the Company to be held on May 29, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) DR. MARVIN G. PALMER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) NEIL PALMER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) JAMES BOYCE: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) JOHN RIZZUTI: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (e) RAYMOND ROLAND: FOR ( ) OR WITHHOLD FROM VOTING ( )

4. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

**NOTES:**

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Dr. Marvin G. Palmer or Raymond Roland, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

______________________________
Signature

______________________________
Name (Please Print)

______________________________
Address

NUMBER OF SHARES ______________

DATED this ______ day of ____________________, 2003.

## SUPPLEMENTAL MAILING LIST RETURN CARD

**RETURN CARD**

TO: **PACIFIC TOPAZ RESOURCES LTD.**

The undersigned certifies that he/she is the owner of securities of **Pacific Topaz Resources Ltd.** (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ______________________, 2003.

______________________________
Signature

______________________________
Name - Please print

______________________________
Address

______________________________

**NOTE:**

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.



British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **Pacific Topaz Resources Ltd** | **February 28, 2003** | **2003/04/28** |

ISSUER'S ADDRESS

501 – 905 West Pender Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 1L6 | (604) 669-5886 | (604) 669-5819 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Raymond Roland | President | (604) 669-5819 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| N/A | N/A |

**CERTIFICATE**

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| ***"Raymond Roland"*** | Raymond Roland | 2003/04/28 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| ***"James Boyce"*** | James Boyce | 2003/04/28 |

**PACIFIC TOPAZ RESOURCES LTD.**

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003

(Unaudited-Prepared by Management)

**PACIFIC TOPAZ RESOURCES LTD.**
INTERIM CONSOLIDATED BALANCE SHEETS
February 28, 2003, and November 30, 2002

| ASSETS | (Unaudited) February 28, 2003 | (Audited) November 30, 2002 |
|---|---|---|
| Current | | |
| Cash | $ 1,134 | $ 718 |
| Accounts receivable | 19,019 | 12,592 |
| Prepaid expenses | 2,125 | 171 |
| | 22,278 | 13,481 |
| Capital assets – Note 3 | 13,508 | 14,594 |
| Resource properties – Note 4 | 181,213 | 180,255 |
| | $ 216,999 | $ 208,330 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable | $ 472,680 | $ 426,369 |
| Due to related parties – Note 6 | 21,232 | 17,000 |
| Note payable | 59,920 | 59,920 |
| | 553,832 | 503,289 |
| Long-term debt | 175,000 | 175,000 |
| | 728,832 | 678,289 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital - Note 5 | 3,357,311 | 3,357,311 |
| Deficit | ( 3,869,144) | ( 3,827,270) |
| | (511,833) | (469,959) |
| | $ 216,999 | $ 208,330 |

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director "James Boyce", Director

SEE ACCOMPANYING NOTES

**PACIFIC TOPAZ RESOURCES LTD.**
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months ended February 28, 2003 and 2002
(Unaudited- Prepared by Management)

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Administrative expenses | | | | |
| Amortization | $ | 1,086 | $ | 1,563 |
| Automobile | | 1,210 | | 932 |
| Bank charges and interest | | 12,139 | | 1,066 |
| Filing fees | | 596 | | - |
| Management fees | | 7,500 | | 7,500 |
| Office and miscellaneous | | 475 | | 267 |
| Professional fees | | 7,987 | | 3,750 |
| Rent | | 9,000 | | 4,500 |
| Transfer agent fees | | 571 | | 506 |
| Travel and promotion | | 1,320 | | 402 |
| Net loss for the period | | 41,874 | | 20,486 |
| Deficit, beginning of the period | | 3,827,270 | | 3,450,701 |
| Deficit, end of the period | $ | 3,869,144 | $ | 3,471,187 |
| Basic and diluted loss per share | $ | 0.01 | $ | 0.01 |

SEE ACCOMPANYING NOTES

**PACIFIC TOPAZ RESOURCES LTD.**
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended February 28, 2003 and 2002
(Unaudited-Prepared by Management)

| | 2003 | 2002 |
|---|---|---|
| Operating Activities | | |
| Net loss for the period | $ ( 41,874) | $ ( 20,846) |
| Add items not affecting cash: | | |
| Amortization | 1,086 | 1,563 |
| | ( 40,788) | ( 18,923) |
| Changes in non-cash working capital items related to operations: | | |
| Accounts receivable | ( 6,427) | ( 1,230) |
| Prepaid expenses | ( 1,954) | - |
| Accounts payable | 46,311 | 14,071 |
| Note payable | - | 620 |
| Due to related parties | 4,232 | - |
| | 1,374 | ( 5,462) |
| Investing Activities | | |
| Increase in resource property | ( 958) | ( 5,255) |
| Increase (decrease) in cash during the period | 416 | ( 10,717) |
| Cash, beginning of period | 718 | 10,783 |
| Cash, end of period | $ 1,134 | $ 66 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Interest | $ - | $ - |
| Income Taxes | $ - | $ - |

SEE ACCOMPANYING NOTES

**PACIFIC TOPAZ RESOURCES LTD.**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and 2002
(Unaudited-Prepared by Management)

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $531,554 as at February 28, 2003. Its ability to continue as a going concern is dependent upon the ability of the company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Interim Financial Statements

The interim financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These interim consolidated financial statements include the accounts of the company and its wholly owned subsidiary, 603487 B.C. Ltd. and wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(c) Resource Properties

The acquisitions of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties are evaluated each period to determine if a write-down is required or are written-off in the year of abandonment.

(d) Deferred Exploration Costs

The company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration costs relative to non-productive resource properties are evaluated each year to determine if a write-down is required or are written off in the year of abandonment. Otherwise, the exploration costs are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

(e) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.

It is suggested that these Interim Consolidated Financial Statements be read in conjunction with the Company's annual November 30, 2002 audited financial statements.

Note 3 Capital Assets

| | February 28, 2003 | | | February 28, 2002 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Automobile | $ 34,167 | $ 21,004 | $ 13,163 | $ 18,805 |
| Computer equipment | 1,247 | 902 | 345 | 481 |
| | $ 35,414 | $ 21,907 | $ 13,508 | $ 19,286 |

Note 4 Resource Properties

| Acquisition Costs | Acquisition Consideration | February 28, 2003 | 2002 |
|---|---|---|---|
| Nugget Queen claim group | Cash | $ 175,000 | $ 175,000 |
| Bo Lake claim group | Cash | - | 25,000 |
| | Shares | - | 40,000 |
| | | 175,000 | 240,000 |
| **Deferred Exploration Costs** | | | |
| Bo Lake claims group | | - | 98,510 |
| Nugget Queen claim group | | 6,213 | 5,255 |
| | | 6,213 | 103,765 |
| | | $ 181,213 | $ 343,765 |

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 paid; and

ii) $175,000 by May 1, 2004 (disclosed as long-term debt).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

Note 4 Resource Properties – (cont'd)

Bo Lake Claim Group

By a property option agreement dated October 19, 2000, the Company acquired the right to earn up to a 50% interest in 109 mineral claims located approximately 90 miles Northwest of Thunder Bay, Ontario. The target minerals are platinum/palladium. Due to exploration results and low palladium prices the Company abandoned the mineral claims and incurred a write-down of $163,510 during the year ended November 30, 2002.

Note 5 Share Capital

(a) Authorized:

100,000,000 common shares without par value

| (b) Issued: | Number | $ |
|---|---|---|
| Balance, November 30, 2001, November 30, 2002 and February 28, 2003 | 7,381,413 | 3,317,311 |

(c) Escrow

At February 28, 2003, the company's transfer agent holds 87,499 common shares in escrow. The release of these shares is subject to regulatory approval.

Note 6 Related Party Transactions

At February 28, 2003, accounts payable include $21,232 (2002: $7,550) owing to the directors of the company or companies with a common director.



**British Columbia Securities Commission**

# QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)



INCORPORATED AS PART OF:

_____ Schedule A

X Schedule B & C

(place X in appropriate category)

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **PACIFIC TOPAZ RESOURCES LTD.** | **February 28, 2003** | **2003/04/28** |

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Vancouver** | **BC** | **V6C 1L6** | **604-669-5886** | **604-669-5819** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **Raymond Roland** | **Director** | **604-669-5819** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **N/A** | **N/A** |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| "*Ray Roland*" | **RAYMOND ROLAND** | **2003/04/28** |
| "*James Boyce*" | **JAMES BOYCE** | **2003/04/28** |

(Electronic signatures should be entered in "quotations")

**PACIFIC TOPAZ RESOURCES LTD.**
QUARTERLY REPORT – FORM 51
for the three months ended February 28, 2003

Schedule A. Financial Statements
- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

*General and administrative expenses*
- See consolidated financial statements attached

*Acquisition and deferred exploration costs*

| | Nugget Queen Claims |
|---|---|
| Balance, November 30, 2002 | $ 180,255 |
| Deferred exploration costs: | |
| Geological consulting | 700 |
| Assessment fees | 258 |
| | 958 |
| Balance, February 28, 2003 | $ 181,213 |

2. Related party transactions:
- See Note 6 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class
- See Note 5 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
- See Note 5 to the consolidated financial statements

4. Summary of securities as at the end of the reporting period: - (Cont'd)

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      – See Note 5 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      – See Note 5 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
   James Boyce, Director
   Neil Palmer, Secretary and Director
   John Rizzuti, Director
   Raymond Roland, Director

Schedule C Management Discussion
– See attached

**PACIFIC TOPAZ RESOURCES LTD.**
QUARTERLY REPORT – FORM 51
for the three months ended February 28, 2003

Schedule C. Management Discussion

## NATURE OF BUSINESS

Pacific Topaz Resources Ltd. ("Pacific Topaz") is a venture capital company with a mineral exploration business. Pacific Topaz is exploring for gold and silver on its Queen Nugget Gold/Silver claims located on Vancouver Island, British Columbia, Canada. All of Pacific Topaz's mineral property interests are in the exploration stage and there is no current operating income or cash flow. Pacific Topaz relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

Pacific Topaz also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

## RESULTS OF OPERATIONS

Pacific Topaz incurred a net loss of $41,874 for the period ended February 28, 2003 as compared to a loss of $20,486 for the comparative period ending February 28, 2002. The increase in expenses from the comparative period was due mainly to increases in office, administrative expenses, professional fees and costs associated with review of business opportunities.

## RESOURCE PROPERTY INTERESTS

Queen Nugget Gold/Silver Property, British Columbia, Canada.

Pacific Topaz may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen Nugget Gold/Silver Claims pursuant to a property purchase agreement. The Queen Nugget claims are located approximately 35 kilometres Northeast of Port Hardy, British Columbia in a favourable geologic environment for quartz vein hosted gold deposits. Pacific Topaz continues to explore this property for gold and silver.

The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

## INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of Pacific Topaz during the period.

## OUTLOOK

Pacific Topaz plans to increase exploration activity at the Queen Nugget Gold/Silver Property.

82-1285

# *PACIFIC TOPAZ RESOURCES LTD.*

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

April 8, 2003

Trading Symbol: PPZ
12g3-2(b): 82-1285

**NEWS RELEASE**

Pacific Topaz Resources Ltd. has reached an agreement with Buck Lake Ventures Ltd., whereby Topaz has surrendered its option on Buck Lake's Bb Lake property in Thunder Bay, Ontario. As a result a Joint Venture Agreement between Topaz and Buck Lake has been terminated effective April 8, 2003.

**PACIFIC TOPAZ RESOURCES LTD.**

per: "James Boyce"
James Boyce, Director

# *PACIFIC TOPAZ RESOURCES LTD.*

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886


April 29, 2003

Trading Symbol: PPZ
12g3-2(b): 82-1285

**NEWS RELEASE**

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2003 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $41,874 ($0.01 per share) for the period ended February 28, 2003, as compared to a loss of $20,486 ($0.01 per share) for the period ended February 28, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures, professional fees and costs associated with review of business opportunities.

**PACIFIC TOPAZ RESOURCES LTD.**

per: "Raymond Roland"
Raymond Roland, Director

**BC FORM 53-901F**

***SECURITIES ACT***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

April 8, 2003

**Item 3.** **Press Release**

Press Release dated April 8, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Joint Venture Agreement between the Issuer and Buck Lake has been terminated effective April 8, 2003.

**Item 5.** **Full Description of Material Change**

The Issuer has reached an agreement with Buck Lake Ventures Ltd., whereby the Issuer has surrendered its option on Buck Lake's Bo Lake property in Thunder Bay, Ontario. As a result a Joint Venture Agreement between the Issuer and Buck Lake has been terminated effective April 8, 2003.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Dr. Marvin Palmer, President - (509) 783-6138.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 8th day of April, 2003.

"Raymond Roland"
Raymond Roland, Director

**BC FORM 53-901F**

***SECURITIES ACT***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

April 29, 2003

**Item 3.** **Press Release**

Press Release dated April 29, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces filing of its interim financial statements and financial results for the period ended February 28, 2003.

**Item 5.** **Full Description of Material Change**

The Issuer announces that its unaudited interim financial statements for the three-month period ended February 28, 2003 have been filed. The Issuer incurred a net loss of $41,874 ($0.01 per share) for the period ended February 28, 2003, as compared to a loss of $20,486 ($0.01 per share) for the period ended February 28, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures, professional fees and costs associated with review of business opportunities.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Dr. Marvin Palmer, President - (509) 783-6138.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 29th day of April, 2003.

"Raymond Roland"
Raymond Roland, Director

03 JUL 11 AM 7:21



British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **Pacific Topaz Resources Ltd** | **August 31, 2002** | **2002/10/30** |

ISSUER'S ADDRESS

501 – 905 West Pender Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 1L6 | (604) 669-5886 | (604) 669-5819 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Raymond Roland | President | (604) 669-5819 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| N/A | N/A |

**CERTIFICATE**

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Raymond Roland"* | Raymond Roland | 2002/10/30 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Marvin Palmer"* | Marvin Palmer | 2002/10/30 |

# Schedule A: Financial Information

**PACIFIC TOPAZ RESOURCES LTD.**

Interim Report and Consolidated Financial Statements
(Unaudited – Prepared by Management

For the nine months ended August 31, 2002 and 2001

-

# PACIFIC TOPAZ RESOURCES LTD.

Interim Consolidated Balance Sheet

(Unaudited – Prepared by Management)

| | As at August 31 2002 | As at November 30 2001 |
|---|---|---|
| **ASSETS** | | |
| CURRENT | | |
| Cash | $ **3,463** | $ 10,783 |
| Accounts receivable - Note 7 | **11,251** | 15,700 |
| Prepaid Expenses | **125** | 125 |
| | **14,839** | 26,608 |
| Capital assets – Note 3 | **16,157** | 20,849 |
| Resource properties – Notes 4 and 7 | **343,765** | 338,510 |
| | $ **374,761** | $ 385,967 |
| **LIABILITIES** | | |
| CURRENT | | |
| Accounts payable | $ **352,059** | $ 255,666 |
| Due to director | **5,506** | 5,506 |
| Note payable – Note 5 | **45,427** | 43,185 |
| | **402,992** | 304,357 |
| Long-term debt – Note 4 | **175,000** | 175,000 |
| | **577,992** | 479,357 |
| **SHAREHOLDERS' EQUITY (DEFICIENCY)** | | |
| Capital stock | **3,357,311** | 3,357,311 |
| Deficit | **(3,560,542)** | (3,450,701) |
| | **(203,231)** | (93,390) |
| | $ **374,761** | $ 385,967 |

APPROVED ON BEHALF OF THE BOARD

*"Raymond Roland"*

Raymond Roland, Director

*"Marvin Palmer"*

Marvin Palmer, Director

# PACIFIC TOPAZ RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

| | Three Months Ended August 31 2002 | Nine Months Ended August 31 2002 | Three Months Ended August 31 2001 | Nine Months Ended August 31 2001 |
|---|---|---|---|---|
| EXPENSES | | | | |
| Indirect and administrative | | | | |
| Amortization | $ 1,564 | $ 4,691 | $ 2,226 | $ 6,689 |
| Automobile | - | 2,403 | 143 | 143 |
| Interest and bank charges | 9,739 | 24,291 | 4,830 | 12,528 |
| Filing fees | - | 3,279 | 2,985 | 4,395 |
| Management fees | 7,500 | 22,500 | 7,500 | 22,500 |
| Office and miscellaneous | 3,873 | 4,763 | (4,937) | 1,259 |
| Professional fees | 10,867 | 17,927 | 17,010 | 30,390 |
| Rent | 9,000 | 27,000 | 4,500 | 13,500 |
| Transfer agent fees | 538 | 1,865 | 838 | 2,091 |
| Travel and promotion | 655 | 1,127 | 1,518 | 2,661 |
| | 43,736 | 109,846 | 36,613 | 96,156 |
| Other Items: | | | | |
| Interest income | (1) | (5) | (30) | (827) |
| **NET LOSS FOR THE PERIOD** | 43,735 | 109,841 | 36,583 | 95,329 |
| DEFICIT, BEGINNING OF THE PERIOD | 3,516,807 | 3,450,701 | 3,254,664 | 3,195,918 |
| **DEFICIT, END OF PERIOD** | $ 3,560,542 | $ 3,560,542 | $ 3,291,247 | $ 3,291,247 |
| Basic and diluted loss per share | $ 0.005 | $ 0.01 | $ 0.004 | $ 0.01 |

# PACIFIC TOPAZ RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

| | Three Months Ended August 31 2002 | Nine Months Ended August 31 2002 | Three Months Ended August 31 2001 | Nine Months Ended August 31 2001 |
|---|---|---|---|---|
| CASH PROVIDED BY (USED IN) | | | | |
| OPERATING ACTIVITIES | | | | |
| Loss for the period | $ (43,735) | $ (109,841) | $ (36,583) | $ (95,329) |
| Items not involving cash | | | | |
| Amortization | 1,564 | 4,691 | 2,226 | 6,689 |
| | (42,171) | (105,150) | (34,357) | (88,640) |
| Change in non-cash working capital items related to Operations: | | | | |
| Accounts receivable | 7,765 | 4,449 | (2,364) | 81,276 |
| Prepaid expenses | - | - | 250 | (500) |
| Accounts payable | 33,578 | 96,394 | (12,071) | (117,836) |
| Note payable | 752 | 2,242 | 709 | 2,080 |
| | (76) | (2,065) | (47,835) | (123,620) |
| INVESTING | | | | |
| Deferred exploration expenditure | - | (5,255) | (42,817) | (98,305) |
| | - | (5,255) | (42,817) | (98,305) |
| FINANCING | | | | |
| Shares issued | - | - | 40,000 | 40,000 |
| | - | - | 40,000 | 40,000 |
| NET CASH INFLOW (OUTFLOW) | (76) | (7,320) | (50,650) | (181,925 |
| CASH, BEGINNING OF PERIOD | 3,539 | 10,783 | 66,874 | 198,149 |
| CASH, END OF PERIOD | $ 3,463 | $ 3,463 | $ 16,224 | $ 16,224 |

# PACIFIC TOPAZ RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements
August 31, 2002
(Unaudited – Prepared by Management)

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $388,153 as at August 31, 2002. Its ability to continue as a going concern is dependent upon the ability of the company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Interim Financial Statements

The interim financial statements of the company have been prepared in accordance with generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of interim financial statements for the period necessarily involves the use of estimates, which have been made using careful judgment. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These interim consolidated financial statements include the accounts of the company and its wholly owned inactive subsidiaries. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(c) Resource Properties

The acquisitions of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties are evaluated each period to determine if a write-down is required or are written-off in the year of abandonment.

(d) Deferred Exploration Costs

The company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration costs relative to non-productive resource properties are evaluated each year to determine if a write-down is required or are written off in the year of abandonment. Otherwise, the exploration costs are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

(e) Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

It is suggested that these Interim Financial Statements be read in conjunction with the Company's annual November 30, 2001 audited financial statements.

Note 3 Capital Assets

| | August 31 2002 | | | August 31 2001 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Automobile | $ 34,167 | $ 18,412 | $ 15,755 | $ 22,510 |
| Computer equipment | 1,247 | 845 | 402 | 587 |
| | $ 35,414 | $ 19,257 | $ 16,157 | $ 23,097 |

Note 4 Resource Properties

| Acquisition Costs | Acquisition Consideration | August 31, 2002 | 2001 |
|---|---|---|---|
| Nugget Queen claim group | Cash | $ 175,000 | $ 207,500 |
| | Shares | - | 54,000 |
| Bo Lake claim group | Cash | 25,000 | 25,000 |
| | Shares | 40,000 | 40,000 |
| Other claims | Cash | - | 2 |
| | | 240,000 | 326,502 |
| **Deferred Exploration Costs** | | | |
| Bo Lake claims group | | 98,510 | 85,866 |
| Nugget Queen claim group | | 5,255 | 23,281 |
| | | 103,765 | 109,147 |
| | | $ 343,765 | $ 435,649 |

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

**i) Common Shares**

Issuance of 100,000 common shares of the company for a value of $29,000.

**ii) Cash**

Payment of $207,500 to the vendor as follows:

i) $57,500 paid to November 30, 2000; and

ii) $175,000 by May 1, 2004 (disclosed as long-term debt) .

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

Bo Lake Claim Group

By a property option agreement dated October 19, 2000, the company acquired the right to earn up to a 50% interest in 109 mineral claims located approximately 90 miles Northwest of Thunder Bay, Ontario. The option expires October 19, 2003. The company is required to pay the following consideration:

i) Common shares

Issuance of 100,000 common shares of the company valued at $40,000.

ii) Cash

Payment of $140,000 to the vendor as follows:
i) $20,000 on or before April 26, 2001 (paid);
ii) $30,000 on or before April 26, 2002 (paid $5,000);
iii) $40,000 on or before April 26, 2003; and
iv) $50,000 on or before April 26, 2004 by way of cash or common shares of the company.

iii) Work Commitment

Incurring $500,000 in exploration expenditures as follows:
i) $100,000 of exploration expenditures by September 1, 2001;
ii) A cumulative total of $200,000 of exploration expenditures by September 1, 2002; and
iii) a cumulative total of $500,000 by September 1, 2003.

The work commitment deadlines may be extended for an additional two years by paying $35,000.

Upon earning its interest in the Bo Lake Claim Group the company will form a joint venture with the optionor, with each party deemed to have an initial undivided 50% interest. This agreement is subject to a 3% net smelter return royalty.

Note 5 Note Payable

The note payable is unsecured, bears interest at prime plus 2% compounded quarterly and is payable on demand.

Note 6 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

| | | Number | $ |
|---|---|---|---|
| Balance, November 1999 | | 4,266,041 | 2,580,154 |
| For cash: | | | |
| – pursuant to a private placement | – at $0.38 | 386,484 | 146,864 |
| – pursuant to a private placement | – at $0.25 | 1,200,000 | 300,000 |
| Finders fee | | - | (20,000) |
| Share issue costs | | - | (8,040) |
| – pursuant to a private placement | – at $0.225 | 1,155,555 | 260,000 |
| – pursuant to the exercise of warrants | – at $0.175 | 333,333 | 58,333 |
| Finders fee | | 40,000 | - |
| Balance, November 30, 2000 | | 7,381,413 | 3,317,311 |
| For acquisition of resource property | | 100,000 | 40,000 |
| Balance, November 30, 2001, and August 31, 2002 | | 7,481,413 | 3,357,311 |

(c) Commitments

*Share Purchase Warrants*

At August 31, 2002, the company had 1,586,484 share purchase warrants outstanding entitling the holders thereof the right to purchase one additional common share for each warrant held as follows:

| Number | Price | Expiry Date |
|---|---|---|
| 1,200,000 | $0.33 | September 7, 2002 |
| 386,484 | $0.50 | May 1, 2003 |
| 1,586,484 | | |

Subsequent to August 31, 2002, 1,200,000 outstanding share purchase warrants expired unexercised.

Note 6 Share Capital – (cont'd)

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of August 31, 2002 and November 30, 2001 and changes during the periods ended on those dates is presented below:

| | **August 31, 2002** | | **November 30, 2001** | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 542,159 | $ 0.43 | 542,159 | $ 0.43 |
| Granted | - | - | - | - |
| (Cancelled/expired) | (542,159) | $ (0.43) | | |
| Outstanding and exercisable at end of period | - | $ - | 542,159 | $ 0.43 |

(d) Escrow

At August 31, 2002, the company's transfer agent holds 87,499 common shares in escrow. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

At August 31, 2002, accounts receivable include $nil (2001: $10,000) due from a director and a company with a common director.

At August 31, 2002, accounts payable include $7,292 (2001: $4,000) owing to a director of the company or companies with a common director.

On October 19, 2000, the company entered into a property option agreement to acquire a 50% interest in the Bo Lake Claim Group, with a company with a common director.



# British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

X Schedule B & C
(place X in appropriate category)

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **PACIFIC TOPAZ RESOURCES LTD.** | **August 31, 2002** | **2002/10/30** |

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Vancouver** | **BC** | **V6C 1L6** | **604-669-5886** | **604-669-5819** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **Raymond Roland** | **Director** | **604-669-5819** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **N/A** | **N/A** |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| ***"Raymond Roland"*** | **RAYMOND ROLAND** | **2002/10/30** |
| ***"Marvin Palmer"*** | **MARVIN PALMER** | **2002/10/30** |

(Electronic signatures should be entered in "quotations")

**PACIFIC TOPAZ RESOURCES LTD.**
QUARTERLY REPORT – FORM 51
for the nine months ended August 31, 2002

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

**General and administrative expenses**
– See consolidated financial statements attached

**Acquisition and deferred exploration costs**

| | Nugget Queen Claims | Bo Lake Claims | Total |
|---|---|---|---|
| Balance, November 30, 2001 | $ 175,000 | $ 163,510 | $ 338,510 |
| Deferred exploration costs | | | |
| Geological consulting | 215 | - | 215 |
| Assessment fees | 5,040 | - | 5,040 |
| | 5,255 | - | 5,255 |
| Balance, August 31, 2002 | $ 180,255 | $ 163,510 | $ 343,765 |

2. Related party transactions:
– See Note 7 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

   a) Description of authorized share capital including number of shares for each class
      – See Note 6 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      – See Note 6 to the consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      – See Note 6 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      – See Note 6 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
   James Boyce, Director
   Neil Plamer, Secretary and Director
   John Rizzuti, Director
   Raymond Roland, Director

Schedule C Management Discussion
– See attached

**PACIFIC TOPAZ RESOURCES LTD.**
QUARTERLY REPORT - FORM 51
for the nine months ended August 31, 2002

Schedule C. Management Discussion

## NATURE OF BUSINESS

Pacific Topaz is a venture capital company with a mineral exploration business. Pacific Topaz is actively exploring for platinum group elements, including palladium, under a joint venture agreement with Buck Lake Ventures Ltd. on their Bo Lake property and also gold/silver on its Queen Nugget Gold/Silver claims. All of the Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of shares either by way of private placements or brokered financings to fund its property acquisitions and exploration programs.

The Company also continues to review business opportunities outside the resource sector.

## RESULTS OF OPERATIONS

Pacific Topaz incurred a net loss of $109,841 for the nine months ended August 31, 2002 as compared to a loss of $95,329 for the comparative nine months ending August 31, 2001. The increase $14,512 in expenses from the prior year was due mainly to increases in general and administrative expenses.

## RESOURCE PROPERTY INTERESTS

1. Bo Lake Platinum/Palladium Property

   By a property option agreement dated October 19, 2000, the company acquired the right to earn up to 50% interest in 109 mineral claims from Buck Lake Ventures Ltd., the Bo Lake Property is located approximately 90 miles northwest of Thunder Bay, Ontario near the Lac des Isles platinum/palladium mines owned by North American Palladium.The option is effective up to October 19, 2003.

   Pacific Topaz is continuing to explore the Bo Lake Property for platinum group elements and is focusing the majority of its efforts in this area.

2. Queen Nugget Gold/Silver Claims, British Columbia

   Pacific Topaz holds an option agreement whereby it may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen-Nugget Gold/Silver Claims. The Queen-Nugget claims are located approximately 35 kilometres Northeast of Port Hardy, British Columbia in a favourable geologic environment for quartz vein gold deposits. Pacific Topaz continues to explore this property for gold/silver.

   The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5

years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

**INVESTOR RELATIONS ACTIVITIES**

No investor relations activities were undertaken by or on behalf of the Company during the period.